UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for November, 2019

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

Enclosures: **SASOL LIMITED | DEALINGS IN SECURITIES BY DIRECTORS OF SASOL AND DIRECTORS OF MAJOR SUBSIDIARIES OF SASOL**

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "Company")

DEALINGS IN SECURITIES BY DIRECTORS OF SASOL AND DIRECTORS OF MAJOR SUBSIDIARIES OF SASOL

In compliance with paragraph 3.63 to 3.66 of the JSE Limited Listings Requirements ("Listings Requirements"), Sasol hereby announces that directors of Sasol, and directors of major subsidiaries of Sasol have, in terms of the Sasol Long-Term Incentive Plan ("Plan"), been issued shares in terms of previously accepted LTI grants made to them in 2016 that have partly vested at the achievement of corporate performance targets at 47% (GEC) and 68,2% (SVP and lower) respectively. The balance of the award made in 2016, will vest in 2021 subject to the rules of the Plan. Participants have the option to retain all shares, sell sufficient shares to cover the tax liability and retain the balance of shares or to sell the vested shares. The dealings are as set out below.

Vesting date:	30 October 2019
Class of shares:	Sasol ordinary shares
Initial issue price per right:	R0,00
Nature of Transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Surname and initials	Designation	Company	Number of shares	Price per share (ZAR)	Total value of the transaction (ZAR)
Baijnath, B	Director	Sasol South Africa Limited	2 991	285,15	852 883,65
Grobler, F R	Director	Sasol Limited	2 941	285,15	838 626,15
Khoele, G	Director	Sasol Oil (Pty) Ltd	914	285,15	260 627,10
Nqwababa, B[1]	Director	Sasol Limited	9 587	285,15	2 733 733,05
Radebe, M	Director	Sasol Oil (Pty) Ltd	2 876	285,15	820 091,40
Solomon, M	Director	Sasol South Africa Limited	1 043	285,15	297 411,45
Victor, P	Director	Sasol Limited Sasol (USA) Corporation Sasol Oil (Pty) Ltd	7 190	285,15	2 050 228,50
Vilakazi, PM[3]	Director	Sasol Oil (Pty) Ltd	1 374	285,15	391 796.10

Vesting date:	30 October 2019
Transaction dates:	30 October 2019 to 1 November 2019
Class of shares:	Sasol ordinary shares
Initial issue price per right:	R0,00
Nature of Transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Surname and initials	Designation	Company	Number of shares	Average Selling Price per share (ZAR)[*]	Total value of the transaction (ZAR)
Baijnath, B	Director	Sasol South Africa Limited	2 598	285,15	740 819,70
Booley, T	Director	Sasol South Africa Limited Sasol Oil (Pty) Ltd	2 662	285,15	759 069,30
Cameron, E[2]	Director	Sasol Oil (Pty) Ltd	2 773	285,15	790 720,95
Grobler, F R	Director	Sasol Limited	2 434	285,15	694 055,10
Kahla, V D	Director	Sasol Limited Sasol South Africa Limited Sasol (USA) Corporation Sasol Oil (Pty) Ltd	5 375	285,15	1 532 681,25
Khoele, G	Director	Sasol Oil (Pty) Ltd	793	285,15	226 123,95
Klingenberg, B E	Director	Sasol Chemicals (USA) LLC Sasol Oil (Pty) Ltd	6 569	285,15	1 873 150,35
Laxa, R	Director	Sasol South Africa Limited	1 906	285,15	543 495,90
Nqwababa, B[1]	Director	Sasol Limited	8 331	285,15	2 375 584,65
Nndwammbi, GN[3]	Director	Sasol South Africa Limited Sasol Oil (Pty) Ltd	1 655	285,15	471 923,25
Radebe, M	Director	Sasol Oil (Pty) Ltd	2 499	285,15	712 589,85
Solomon, M	Director	Sasol South Africa Limited	906	285,15	258 345,90
Stofberg, N	Director	Sasol Chemicals (USA) LLC	2 028	285,15	578 284,20
Victor, P	Director	Sasol Limited Sasol (USA) Corporation Sasol Oil (Pty) Ltd	6 248	285,15	1 781 617,20
Vilakazi, PM[3]	Director	Sasol Oil (Pty) Ltd	365	285,15	104 079,75

* Average selling price per share is based on transactions effected by the Company over a period of three days. The shares were allotted on the day of vesting and immediately sold by means of a bulk sale with effect from the vesting date. Proceeds are allocated to the shares sold by directors, as with all employees, based on the outcome of the bulk sale, which concluded on 1 November 2019.

The highest and lowest prices, as well as VWAP prices for each day were as follows:

Date	Highest price	Lowest price	Volume Weighted Average Price
30 October 2019	297,57	284,20	291,77
31 October 2019	284,00	284,00	284,00
1 November 2019	275,00	271,50	273,62

[1] Resigned effective 31 October 2019 (Sasol Limited)
[2] Resigned effective 1 November 2019 (Sasol Oil (Pty) Ltd)
[3] Appointed effective 1 November 2019 (Sasol Oil (Pty) Ltd)

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for all the transactions set out above.

5 November 2019
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 November 2019

By: <u>/s/ V D Kahla</u>
Name: Vuyo Dominic Kahla
Title: Company Secretary